

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2018

Anne Chwat
Executive Vice President, General Counsel, and Corporate Secretary
International Flavors & Fragrances, Inc.
521 West 57th Street
New York, NY 10019

     Re: International Flavors & Fragrances, Inc.
           Registration Statement on Form S-4
           Filed June 19, 20018
           File No. 333-225728

Dear Ms. Chwat:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

     Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

                                    Division of Corporation Finance
                                    Office of Manufacturing and
                                    Construction